December 18, 2018

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker,

      Accounting Branch Chief

      Office of Beverages, Apparel, and Mining

Re:         Alcoa Corporation

      Form 10-K for Fiscal Year Ended December 31, 2017

      Filed February 26, 2018

      File No. 001-37816

Dear Mr. Decker:

On behalf of Alcoa Corporation (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated December 7, 2018 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2017 (file no. 001-37816) (the “2017 10-K”), filed by the Company on February 26, 2018. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meaning given to them in the 2017 10-K.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2017

Item 6. Selected Financial Data, page 52

1.

In your selected financial data and your results of operations discussion for your segments, you present certain amounts, such as “average realized price per metric ton of primary aluminum”, “average cost per dry metric ton of bauxite”, “average cost per metric ton of alumina” and “average cost per metric ton of primary aluminum”. Please disclose the numerators and denominators used to compute each amount and reconcile the numerators to amounts presented in your financial statements.

Rufus Decker

December 18, 2018

Response: In response to the Staff’s comment, we plan to include the incremental disclosures reflected in the Appendix to this letter in future quarterly and annual filings, beginning with the Company’s upcoming Annual Report on Form 10-K for the year ended December 31, 2018.

*        *         *        *        *

If you have any questions with respect to the foregoing, please contact me at (412) 315-2744 or Molly Beerman, Vice President and Controller, at (412) 315-2826.

Sincerely,

/s/ William F. Oplinger
William F. Oplinger
Executive Vice President and
Chief Financial Officer

APPENDIX

As noted in our response to Comment No. 1, we plan to include incremental disclosures in future quarterly and annual filings, beginning with the Company’s upcoming Annual Report on Form 10-K for the year ended December 31, 2018, to address the Staff’s comment. In advance of such filing, the Company has provided the Staff a draft of the additional disclosures within this Appendix. To provide proper context for the incremental disclosures, we have reproduced the tables, which contain key quantitative data for the Company’s segments, on a pro forma basis. Historically, these tables were contained within the Segment Information section under Management’s Discussion and Analysis of Financial Condition and Results of Operations (Part II Item 7 for Form 10-K and Part I Item 2 for Form 10-Q) in the Company’s filings. The additional disclosures have been shaded for ease of identification. Please note that while the below pro forma disclosures only reflect the current period, the Company will provide the same quantitative information for all prior periods presented within Management’s Discussion and Analysis of Financial Condition and Results of Operations in each respective future filing.

Segment Information

Bauxite

2018
Production(1) (mdmt)	xx.x
Third-party shipments (mdmt)	x.x
Intersegment shipments (mdmt)	xx.x
Total shipments (mdmt)	xx.x
Third-party sales	$ xxx
Intersegment sales	xxx
Total sales	$ x,xxx
Adjusted EBITDA	$ xxx
Operating costs(2)	$ xxx
Average cost per dry metric ton of bauxite	$ xx
(1)

The production amounts do not include additional bauxite (approximately 3 mdmt per annum) that AWAC is entitled to receive (i.e. an amount in excess of its equity ownership interest) from certain other partners at the mine in Guinea.

(2)	Includes all production-related costs, including conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

Alumina

2018
Production (kmt)	xx,xxx
Third-party shipments (kmt)	x,xxx
Intersegment shipments (kmt)	x,xxx
Total shipments (kmt)	xx,xxx
Third-party sales	$ x,xxx
Intersegment sales	x,xxx
Total sales	$ x,xxx
Adjusted EBITDA	$ x,xxx
Average realized third-party price per metric ton of alumina	$ xxx
Operating costs*	$ x,xxx
Average cost per metric ton of alumina	$ xxx
*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation and amortization; and plant administrative expenses.

Aluminum

2018
Primary aluminum production (kmt)	x,xxx
Third-party aluminum shipments(1) (kmt)	x,xxx
Third-party sales	$ x,xxx
Intersegment sales	xx
Total sales	$ x,xxx
Adjusted EBITDA	$ xxx
Third-party primary aluminum shipments (kmt)	x,xxx
Third-party primary aluminum sales	$ x,xxx
Average realized third-party price per metric ton of primary aluminum(2)	$ x,xxx
Total primary aluminum shipments (kmt)	x,xxx
Primary aluminum operating costs(3)	$ x,xxx
Average cost per metric ton of primary aluminum	$ x,xxx

(1) Third-party aluminum shipments are composed of both primary aluminum and flat-rolled aluminum.

(2)

Average realized price per metric ton of primary aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., billet, rod, slab, etc.) or alloy.

(3)	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation and amortization; and plant administrative expenses.

Reconciliations of Certain Segment Information

Reconciliation of Total Segment Third-Party Sales to Consolidated Sales

2018
Bauxite	$ xxx
Alumina	x,xxx
Aluminum:
Primary aluminum	x,xxx
Other	x,xxx
Total segment third-party sales	xx,xxx
Other	xx
Consolidated sales	$ xx,xxx

Reconciliation of Total Segment Operating Costs to Consolidated Cost of Goods Sold

2018
Bauxite	$ xxx
Alumina	x,xxx
Primary aluminum	x,xxx
Other(1)	x,xxx
Total segment operating costs	xx,xxx
Eliminations(2)	(x,xxx)
Provision for depreciation, depletion, and amortization(3)	(xxx)
Other(4)	xxx
Consolidated cost of goods sold	$ xx,xxx

(1)	Other largely relates to the Aluminum segment’s flat-rolled aluminum product division.
(2)

This line item represents the elimination of cost of goods sold related to intersegment sales between Bauxite and Alumina and between Alumina and Aluminum, as well as intrasegment sales between the three product divisions (primary aluminum, flat-rolled aluminum, and energy) within Aluminum.

(3)

Depreciation, depletion, and amortization is included in the operating costs used to calculate average cost for each of the bauxite, alumina, and primary aluminum product divisions (see Bauxite, Alumina, and Aluminum above). However, for financial reporting purposes, depreciation, depletion, and amortization is presented as a separate line item on Alcoa Corporation’s Statement of Consolidated Operations.

(4)

Other includes costs related to Transformation, the impacts of LIFO (last in, first out) inventory accounting and metal price lag, and certain other items that impact Cost of goods sold on Alcoa Corporation’s Statement of Consolidated Operations that are not included in the operating costs of the segments (see footnotes 2, 3, and 5 in the Reconciliation of Total Segment Adjusted EBITDA to Consolidated Net Income Attributable to Alcoa Corporation below).

Reconciliation of Total Segment Adjusted EBITDA to Consolidated Net Income Attributable to Alcoa Corporation

2018
Total segment Adjusted EBITDA	$	x,xxx
Unallocated amounts:
Transformation(1),(2)		(xx)
Corporate inventory accounting(1),(3)		(xx)
Corporate expenses(4)		(xxx)
Provision for depreciation, depletion, and amortization(6)		(xxx)
Restructuring and other charges(6)		(xxx)
Interest expense(6)		(xxx)
Other income (expenses), net(6)		(xx)
Other(1),(5)		(xxx)
Consolidated income before income taxes		x,xxx
Provision for income taxes(6)		(xxx)
Net income attributable to noncontrolling interest(6)		(xxx)
Consolidated net income attributable to Alcoa Corporation	$	xxx
(1)

Effective in the first quarter of 2018, management elected to change the presentation of certain line items in the reconciliation of total segment Adjusted EBITDA to consolidated net income attributable to Alcoa Corporation to provide additional transparency to the nature of these reconciling items. Accordingly, Transformation (see footnote 2), which was previously reported within Other, is presented as a separate line item. Additionally, Impact of LIFO and Metal price lag, which were previously reported as separate line items, are now combined and reported in a new line item labeled Corporate inventory accounting (see footnote 3). Also, the impact of intersegment profit eliminations, which was previously reported within Other, is reported in the new Corporate inventory accounting line item. The applicable information for all prior periods presented was recast to reflect these changes.

(2)	Transformation includes, among other items, the Adjusted EBITDA of previously closed operations.
(3)

Corporate inventory accounting is composed of the impacts of LIFO inventory accounting, metal price lag, and intersegment profit eliminations. Metal price lag describes the timing difference created when the average price of metal sold differs from the average cost of the metal when purchased by Alcoa Corporation’s rolled aluminum operations. In general, when the price of metal increases, metal price lag is favorable, and when the price of metal decreases, metal price lag is unfavorable.

(4)

Corporate expenses are composed of general administrative and other expenses of operating the corporate headquarters and other global administrative facilities, as well as research and development expenses of the corporate technical center.

(5)

Other includes certain items that impact Cost of goods sold and Selling, general administrative, and other expenses on Alcoa Corporation’s Statement of Consolidated Operations that are not included in the Adjusted EBITDA of the reportable segments.

(6)	Notable changes in these reconciling items are described in Results of Operations above.